Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-249779
Prospectus Supplement No. 5
(to prospectus dated March 29, 2021)

633,750,000 Shares of Class A Common Stock
24,500,000 Warrants to Purchase Class A Common Stock
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 29, 2021 (as amended or supplemented through the date hereof, the “Prospectus”), related to: (1) (a) 415,700,000 shares of Class A common stock, issued in connection with the Mergers, (b) 132,050,000 shares of Class A common stock issued in connection with the Common PIPE Investment, (c) 27,500,000 shares of Class A common stock issued upon the conversion of Churchill’s Class B common stock in connection with the Transactions and (d) 58,500,000 shares of our Class A common stock that may be issued upon exercise of the Public Warrants, Private Placement Warrants, Working Capital Warrants and PIPE Warrants and (2) the offer and sale from time to time by the Selling Securityholders named in the Prospectus, or their permitted transferees, of (a) up to 576,882,592 shares of our Class A common stock (which includes up to 31,000,000 shares of Class A common stock issuable upon the exercise of outstanding warrants) and (b) up to 24,500,000 warrants representing the Private Placement Warrants and Working Capital Warrants, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on August 25, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.
Our Class A common stock is listed on The New York Stock Exchange under the symbol “MPLN.” On August 24, 2021, the last reported sale price of our Class A common stock on The New York Stock Exchange was $6.03 per share.
Investing in our Class A common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 21 of the Prospectus.
Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 25, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):
August 24, 2021

MultiPlan Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-39228	84-3536151
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

115 Fifth Avenue
New York, New York 10003
(212) 780-2000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of Class A Common Stock, $0.0001 par value per share	MPLN	New York Stock Exchange
Warrants	MPLN.WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.
On August 24, 2021, MPH Acquisition Holdings LLC (the “Issuer”), an indirect wholly owned subsidiary of MultiPlan Corporation (“MultiPlan” or the “Company”), issued $1,050.0 million in aggregate principal amount of 5.50% Senior Secured Notes due 2028 (the “Notes”), under an Indenture dated as of August 24, 2021 (the “Indenture”), among the Issuer, the guarantors party thereto and Wilmington Trust, National Association, as trustee and notes collateral agent. The Issuer also entered into a credit agreement providing new senior secured credit facilities consisting of (i) a $1,325.0 million term loan with a seven-year maturity and (ii) a $450.0 million revolving credit facility with a five-year maturity.
The Notes were offered and sold only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States, only to non-U.S. investors pursuant to Regulation S under the Securities Act.
The Issuer used the net proceeds from the offering of the Notes and borrowings under its new $1,325.0 million senior secured term loan facility (i) to repay all of its indebtedness under its existing senior term loan facility and (ii) to pay fees and expenses in connection therewith.
The description in this Current Report on Form 8-K (this “Report”) of the Indenture and the Notes and the Issuer’s new senior secured credit facilities does not purport to be complete and is qualified in its entirety by reference to the full text of each of such documents, which are filed as Exhibits 4.1, 4.2 and 10.1, respectively, to this Report and are incorporated herein by reference.
Indenture and Notes
The following is a brief description of the material provisions of the Indenture and the Notes:
Interest; Maturity
The Notes bear interest at a rate of 5.50% per annum. Interest on the Notes is payable semi-annually in cash in arrears on March 1 and September 1 of each year, commencing March 1, 2022. The Notes mature on September 1, 2028.
Guarantees and Security
The Notes are fully and unconditionally guaranteed, jointly and severally, by each of the Issuer’s wholly owned domestic restricted subsidiaries that guarantees the Issuer’s new senior secured credit facilities. The Notes are not guaranteed by the Company or any other parent entity of the Issuer.
All obligations under the Indenture and the Notes, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of the Issuer’s assets and those of each subsidiary guarantor, including but not limited to: (i) a perfected pledge of all the equity interests of each material wholly owned restricted subsidiary of the Issuer directly held by the Issuer or a subsidiary guarantor (limited to 65% of voting stock (and 100% of the non-voting stock) in the case of foreign subsidiaries, if any) and (ii) perfected security interests in and mortgages on substantially all tangible and intangible personal property and material fee-owned real property of the Issuer and the subsidiary guarantors (subject, in each case, to certain exclusions).
Optional Redemption
Prior to September 1, 2024, the Issuer may redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount thereof plus a “make-whole” premium, plus accrued and unpaid interest to, but excluding, the redemption date.
At any time (which may be more than once) before September 1, 2024, the Issuer may redeem up to 40% of the aggregate principal amount of Notes issued in an amount not to exceed the net proceeds raised by the Issuer or the Issuer’s parent entities in one or more equity offerings at a redemption price of 105.50% of the principal amount of the Notes being redeemed, plus accrued interest to, but excluding, the date of redemption.

On and after September 1, 2024, the Issuer may redeem the Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon, if any, to, but excluding the applicable redemption date, if redeemed during the twelve-month period beginning on September 1 of each of the years indicated below:

Year	Price
2024	102.750%
2025	101.375%
2026 and thereafter	100.000%
In addition, at any time and from time to time prior to September 1, 2024, the Issuer may at its option redeem during each 12-month period commencing with August 24, 2021 up to 10.0% of the aggregate principal amount of the Notes issued under the Indenture at a redemption price equal to 103.000% of the aggregate principal amount of the Notes redeemed.
Repurchase at the Option of Holders
Upon the occurrence of specific kinds of changes of control events, the holders of Notes of will have the right to cause the Issuer to repurchase some or all of the Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase.
If the Issuer or the Issuer’s subsidiaries engage in asset sales, the Issuer generally must either invest the net cash proceeds from such asset sales in the Issuer’s business within a specified period of time, repay certain senior secured debt or make an offer to purchase a principal amount of the Notes equal to the amount of the excess net cash proceeds. The purchase price of the Notes will be 100% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase.
Covenants; Events of Default
The Indenture contains certain covenants that, among other things, limit the Issuer’s ability and the ability of the Issuer’s restricted subsidiaries to: pay dividends or distributions, repurchase equity, prepay junior debt and make certain investments; incur additional debt or issue certain disqualified stock and preferred stock; incur liens on assets; merge or consolidate with another company or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets; enter into transactions with affiliates; and allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments to the Issuer.
These covenants are subject to important exceptions and qualifications. Certain covenants will cease to apply to the Notes for so long as the Notes have investment grade ratings from both Moody’s Investors Service, Inc. and S&P Global Ratings.
The Indenture also provides for certain customary events of default, including, among others, nonpayment of principal or interest, failure to pay final judgments in excess of a specified threshold, failure of a guarantee or the liens on material collateral to remain in effect, bankruptcy and insolvency events, and cross acceleration, the occurrence of which could result in the principal of and accrued interest on the Notes to become or be declared due and payable immediately.
New Senior Secured Credit Facilities
On August 24, 2021 the Issuer, as borrower, entered into a credit agreement with Goldman Sachs Lending Partners LLC, Barclays Bank PLC, Citigroup Global Markets Inc., BofA Securities, Inc., Credit Suisse Loan Funding LLC, Deutsche Bank Securities Inc. and UBS Securities, LLC as lead arrangers and joint bookrunners and Goldman Sachs Lending Partners LLC as administrative agent and collateral agent, and the other parties party thereto (the “Credit Agreement”). The Credit Agreement provides for senior secured credit facilities consisting of (i) a term loan facility in an aggregate principal amount of $1,325.0 million and (ii) a revolving credit facility in an aggregate principal amount of $450.0 million. The new senior secured term loan facility was borrowed in full at closing, and the new senior secured revolving credit facility was undrawn at closing.

The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans. The new senior secured credit facilities permit the Issuer or any other guarantor of the senior secured credit facilities to add one or more incremental term loan facilities, increase any existing term loan facility, increase revolving commitments, and/or add one or more incremental revolving credit facility tranches. The aggregate principal amount of such incremental facilities are limited to an amount not in excess of the sum of the greater of $720.0 million and 100% of Consolidated EBITDA (as defined therein), subject to certain limitations, plus (b) voluntary prepayments of the new senior secured term loan facility, voluntary permanent reductions of the new senior secured revolving credit commitments and voluntary prepayments of indebtedness secured by liens on the collateral securing the new senior secured credit facilities, subject to certain exceptions, plus (c) an amount such that (assuming that the full amount of any such incremental revolving increase and/or incremental revolving facility was drawn, and after giving effect to any appropriate pro forma adjustment events) the Issuer would be in compliance, on a pro forma basis (but excluding the cash proceeds of such incurrence), with a first lien secured leverage ratio of 4.00 to 1.00. The lenders under the new senior secured credit facilities are not under any obligation to provide any such incremental commitments or loans under incremental facilities and any such incremental commitments or loans under incremental facilities are subject to certain customary conditions.
Interest; Maturity
Borrowings under the Credit Agreement in dollars bear interest at a rate equal to, at the Issuer’s option, either (a) the LIBO rate (or, with respect to the term loan facility, 0.50%, if higher, and with respect to the revolving credit facility, 0.00%, if higher), plus an applicable margin or (b) the highest of (1) a prime rate determined by reference to the rate last quoted by The Wall Street Journal, (2) the federal funds effective rate, plus 0.50%, (3) the LIBO rate for an interest period of one month, plus 1.00%, and (4) with respect to the term loan facility, 0.50%, and with respect to the revolving credit facility, 1.00%, in each case, plus an applicable margin. The applicable margin with respect to the revolving credit facility may be reduced or increased subject to the Issuer attaining certain leverage ratios.
The term loan facility matures on September 1, 2028 and the revolving credit facility matures on August 24, 2026.
Guarantees and Security
All obligations under the Credit Agreement are unconditionally guaranteed by MPH Acquisition Corp. 1, the direct holding company parent of the Issuer, and each existing and subsequently acquired or organized direct or indirect wholly owned U.S. organized restricted subsidiary of the Issuer (subject to certain exceptions).
All obligations under the Credit Agreement, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of the Issuer’s assets and those of each subsidiary guarantor, including but not limited to: (i) a perfected pledge of all the equity interests of the Issuer and each material wholly owned restricted subsidiary of the borrower directly held by the borrower or a subsidiary guarantor (limited to 65% of voting stock (and 100% of the non-voting stock) in the case of foreign subsidiaries, if any) and (ii) perfected security interests in and mortgages on substantially all tangible and intangible personal property and material fee-owned real property of the Issuer and the subsidiary guarantors (subject, in each case, to certain exclusions).
Prepayments
The Credit Agreement requires the Issuer to prepay outstanding term loans, subject to certain exceptions, with:
•50% of the Issuer’s annual excess cash flow commencing with the fiscal year ending December 31, 2022, subject to leverage-based stepdowns;
•100% of the net cash proceeds of certain non-ordinary course asset sales or other dispositions of property in excess of individual and aggregate thresholds and subject to certain reinvestment rights with respect to the proceeds, subject to leverage-based stepdowns; and
•100% of the net cash proceeds of any incurrence of debt, other than proceeds from debt permitted under the Credit Agreement.
The foregoing mandatory prepayments will be applied to the scheduled installments of principal of the term loan facility in direct order of maturity.

The Issuer is permitted to voluntarily prepay outstanding loans under the Credit Agreement at any time without premium or penalty, other than customary breakage costs with respect to fixed rate loans, provided that any voluntary prepayment of the term loans prior to August 24, 2022 in the case of a repricing transaction (as defined therein) is subject to a 1.00% premium.
Covenants; Events of Default
The Credit Agreement contains certain covenants that, among other things, limit the Issuer’s ability and the ability of the Issuer’s restricted subsidiaries to: pay dividends or distributions, repurchase equity, prepay junior debt and make certain investments; incur additional debt or issue certain disqualified stock and preferred stock; incur liens on assets; merge or consolidate with another company or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets; enter into transactions with affiliates; and allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments to the Issuer.
The Credit Agreement also provides for certain customary events of default, including, among others, nonpayment of principal or interest, failure to pay final judgments in excess of a specified threshold, failure of a guarantee to remain in effect, bankruptcy and insolvency events, cross acceleration, and change of control.
Item 1.02 Termination of a Material Definitive Agreement.
On August 24, 2021, the Issuer repaid all of its outstanding indebtedness under that certain credit agreement, dated as of June 7, 2016, as amended, by and among the Issuer (as successor in interest), the lenders party thereto, the co-obligors party thereto, Barclays Bank PLC, as the Administrative Agent, the Collateral Agent, Letter of Credit Issuer and Swingline Lender, and the other parties party thereto, which provided for a senior term loan facility and a revolving credit facility. All obligations of the Issuer under such credit agreement were discharged as of such date.
Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
The information set forth under Item 1.01 of this Report is incorporated by reference into this Item 2.03.
Item 9.01 Financial Statements and Exhibits.
 (d) Exhibits
The following exhibits are included in this Form 8-K:

4.1	Indenture, dated as of August 24, 2021, by and among MPH Acquisition Holdings LLC, the guarantors party thereto and Wilmington Trust, National Association
4.2	Form of 5.50% Senior Secured Note due 2028 (included in Exhibit 4.1)
10.1
Credit Agreement, dated as of August 24, 2021, by and among MPH Acquisition Corp. 1, MPH Acquisition Holdings LLC, the Co-Obligors from time to time party thereto, the Lenders and Letter of Credit Issuers from time to time party thereto and Goldman Sachs Lending Partners LLC, as the Administrative Agent, Collateral Agent, Swingline Lender and Letter of Credit Issuer

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document).

EXHIBIT INDEX

Exhibit
Number	Description

4.1	Indenture, dated as of August 24, 2021, by and among MPH Acquisition Holdings LLC, the guarantors party thereto and Wilmington Trust, National Association
4.2	Form of 5.50% Senior Secured Note due 2028 (included in Exhibit 4.1)
10.1
Credit Agreement, dated as of August 24, 2021, by and among MPH Acquisition Corp. 1, MPH Acquisition Holdings LLC, the Co-Obligors from time to time party thereto, the Lenders and Letter of Credit Issuers from time to time party thereto and Goldman Sachs Lending Partners LLC, as the Administrative Agent, Collateral Agent, Swingline Lender and Letter of Credit Issuer

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    August 25, 2021

                                MultiPlan Corporation

                                By:     /s/ David L. Redmond
                                Name:    David L. Redmond
                                Title:    Executive Vice President and Chief Financial
Officer